|	Q2 INTERIM REPORT TO SHAREHOLDERS FOR THE SIX MONTHS ENDED JUNE 30, 2005
www.brascancorp.com     |     NYSE: BNN     /     TSX: BNN.LV.A

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004	2005	2004

Net income	$610	$190	$775	$335
— per share	$2.26	$0.71	$2.85	$1.24
Cash flow from operations	$229	$169	$385	$305
— per share	$0.82	$0.64	$1.38	$1.13

Fellow Shareholders:
We expanded our operations during the second quarter with the addition of substantial property, power and infrastructure assets, launched a timberland fund, and monetized nearly half of our investment in Falconbridge (formerly Noranda Inc.) to further our objective of withdrawing capital from the resource sector to redeploy within our core operations.
FINANCIAL RESULTS
We reported net income of $610 million, or $2.26 per share, for the three months ended June 30, 2005. This puts us on track to exceed $1 billion of net income for 2005. Net income included a gain of $448 million on the restructuring and partial monetization of our investment in Falconbridge, net of taxes and other non-cash items.
Cash flow from operations, before the Falconbridge gain, totalled $229 million for the three months ended June 30, 2005, or $0.82 per share representing growth of 28% over the $0.64 per share generated last year. Major contributors to the increase in cash flows included expansion of our operating platform through selective acquisitions and strong performance within our operations.
BUSINESS INITIATIVES
During the second quarter, we pursued a number of initiatives to expand our asset management operations and to deploy our capital more effectively.
We established the Island Timberland Fund with institutional investors, and collectively acquired Weyerhaeuser’s Canadian west coast timberlands for approximately $775 million. We own 50% of the Fund and manage the operations on behalf of our co-investors. We also purchased 100% of Weyerhaeuser’s crown harvest rights and lumber operations as a restructuring opportunity. The purchase price for these operations was approximately $75 million, excluding $100 million paid for working capital.
Within our property operations, we continue to review our alternatives to acquire O&Y Properties and O&Y REIT from their shareholders on behalf of ourselves and our institutional co-investors. Our offer was approved by one group of shareholders, but not the other. These two transactions are inter-conditional, and as a result we are assessing our options on how best to proceed.
We continue to seek opportunities to expand our property portfolio, particularly in the Washington, D.C. market where we recently acquired three office properties totalling over one million square feet, and also in the U.K. where our recent acquisition of 20 Canada Square complements our ownership interests in Canary Wharf Group plc.
Our purchase of Hyperion Capital Management, a U.S. asset manager specializing in real estate securities, closed during the quarter. With $14 billion of assets under management, the acquisition significantly strengthens our asset management platform and expands our access to U.S. institutional clients. We are actively integrating our respective product marketing activities and operations.

Capitalizing on the Hyperion platform, we recently completed a $435 million equity offering for a closed-end mortgage real estate investment trust (REIT) on a private placement basis to U.S. investors. The REIT, named Crystal River, is managed by us and invests primarily in real estate and related debt securities.
We expanded our hydroelectric power operations during the quarter to 3,300 megawatts through the acquisition of a further nine hydroelectric facilities totalling over 730 megawatts in the Northeast U.S. and Brazil. Recent acquisitions include a 50% interest in a 610 megawatt hydroelectric pumped storage generating facility in northern Massachusetts.
In addition, we entered the Pennsylvania, New Jersey and Maryland electricity markets with the completion of previously announced acquisitions of hydroelectric facilities totalling 48 megawatts. Finally, we completed the acquisition of six additional hydroelectric facilities in Brazil totalling 76 megawatts, bringing our Brazilian portfolio to 12 facilities with capacity of 205 megawatts. We continue to pursue further add-on acquisitions to expand our power assets, primarily in the markets where we are currently located.
Falconbridge, in conjunction with its merger with its major operating subsidiary, completed a tender offer for $1.25 billion of its common shares in exchange for preferred shares. We received $950 million of preferred shares under the share exchange, of which approximately $400 million are scheduled to be redeemed this month. We also continue to hold approximately 75 million common shares or approximately 20% of the combined company, which was relaunched as Falconbridge. The current market value of these common shares is approximately $1.6 billion.
We received another C$1 per share special dividend from Norbord. The strength of North American housing sales continues to positively impact OSB prices and Norbord’s operating cash flows. With no immediate use for its excess cash, Norbord determined that distributing the cash to all shareholders was the best use of funds.
Fraser Papers sold 240,000 acres of timber in Maine for $80 million, which enabled the company to strengthen its balance sheet, despite tough industry conditions.
OPERATING HIGHLIGHTS
During the quarter, we maintained our focus on strengthening our cash flow from operations and increasing our return on capital.
Property
Our commercial property operations continued to generate stable operating cash flows. Excluding property and leasing gains, net operating income increased by 6% over the same period last year due principally to acquisitions in the Washington, D.C. and London, U.K. markets.
We leased nearly one million square feet of space in the second quarter, approximately four times contractual expiries scheduled during the same period. Year to date, leasing now totals approximately two million square feet. As a result of our proactive leasing initiatives, occupancy is 94% across the portfolio with a 10-year average lease term.
Despite differing opinions on the state of the North American housing market, home prices remain strong with no sign of a pending slow down. Margins exceed expectations in virtually all of our markets, and overall housing sales in the U.S. remain strong. Within our own operations, sales are currently booked at 100% of 2005 levels, driven by very strong markets in California, Washington, D.C. and Alberta. Many optioned land positions have received or are expected to become fully entitled over the balance of the year. As a result, we will be in a position to continue to opportunistically reduce our owned lot inventory in favour of optioned lots in order to crystallize our appreciation in value and reduce risk.
Power
We continued to benefit from the geographic diversity of our power generation assets across different river systems. Hydrology in Northern Ontario, which was below long-term averages, was balanced out in large measure by average or above average water conditions in New England and Quebec. In addition, with exceptionally warm weather in the Northeast U.S., higher power prices have contributed to achievement of positive results.
We also benefited from increased generation from facilities acquired since the second quarter of last year. Our portfolio now includes 131 power generating facilities that produced 2,981 gigawatt hours of electricity during the second quarter. In addition to acquisitions, we have continued to focus our efforts on enhancing the growth and stability of our cash flows through additional long-term sales contracts, generating ancillary service revenues and operational enhancements.

2	Brascan Corporation

Investment Funds
We continue to deploy the capital dedicated within our current investment funds. Notable transactions this quarter included the purchase by our Real Estate Opportunity Fund of approximately $200 million of commercial properties in the U.S., and as noted above, the formation of the $1 billion Island Timberland Fund, which owns the timberlands acquired from Weyerhaeuser. In addition, the Tricap Restructuring Fund is currently working on a proposal to restructure and recapitalize a major Canadian industrial company.
We hope to launch three new funds shortly: a Brookfield U.S. Core Office Fund; a $600 million Brazilian Retail Property Fund; and a $250 million Brazilian Timber Fund. Both the Brazilian Retail and Timber funds are expected to be launched with assets which we currently own in Brazil.
Our recent success in establishing our Timberland Fund, our Canadian office property partnership and our launch of a U.S. Mortgage REIT has generated significant interest from institutional investors. We hope that we will be able to capitalize on these relationships over the balance of the year.
Corporate
The board of directors declared the regular dividend of US$0.15 per common share, payable on November 30, 2005 to holders of record on the close of business on November 1, 2005.
We continue to focus on lowering our long-term cost of capital by locking in long-term rates at the current historically low levels. During the quarter, we issued C$300 million of 30-year corporate debentures with a coupon of 5.95%.By using a combination of fixed rate mortgages, corporate debt, interest rate swaps and treasury bond options, we have over the past year substantially increased our fixed rate long-term funding.
Our capitalization includes interest rate positions of approximately $2 billion, which current accounting guidelines require that we mark-to-market each reporting period. While the impact of the lower rates on the value of our assets (most of which are not marked-to-market) is very positive, the decline in long-term interest rates during the past quarter did result in a negative mark-to-market on interest rate positions which resulted in a charge of approximately $50 million to net income.
At the date of this letter, however, interest rates have increased to a level whereby the negative mark-to-market has been largely recovered, which at this point in time represents a meaningful revaluation gain in the current quarter on these same positions. Although holding instruments of this nature inevitably increase the volatility in non-cash earnings, we believe that the economic hedge that these instruments provide against our long-term interest rate sensitive assets will result in more stable and secure returns when measured over the long term.
OUTLOOK
Overall, it has been a positive quarter with progress towards our objectives across most of our operations. As we look to the balance of the year, we remain focussed on enhancing our return on capital and cash flows from our operations.
We are in a strong financial position to capitalize on growth opportunities, backed by a solid operating platform and positive relationships with leading institutional partners.
We appreciate the continued support and advice which we receive from you.

J. Bruce Flatt
Chief Executive Officer
August 3, 2005

Q2/2005 INTERIM REPORT	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW
This section of our interim report presents management’s discussion and analysis of our financial results (“MD&A”) and is followed by our consolidated financial statements for the most recent period. The MD&A is intended to provide you with an assessment of our performance over the first six months of 2005 and the comparable period in the prior year, as well as our financial position, performance objectives and future prospects. The basis of presentation in the MD&A is the same as that used for our consolidated financial statements with two principal exceptions: much of the discussion of performance is based primarily on operating cash flow, which is how we benchmark performance and assess value; and our operations are grouped according to how we manage the business, which differs in certain ways from the presentation prescribed by generally accepted accounting principles (“GAAP”). We also provide a full reconciliation to our consolidated financial statements, including net income, and an assessment of our performance on that basis as well. Further discussion of our focus on operating cash flows and the difference between this measure and net income is contained in the MD&A in our most recent annual report.
The information in this section should be read in conjunction with our unaudited consolidated financial statements, which are included on pages 25 through 30 of this report, and the MD&A and consolidated financial statements contained in our most recent annual report. Additional information is available on the Corporation’s web site at www.brascancorp.com and on SEDAR’s web site at www.sedar.com. Unless the context indicates otherwise, references in this section of the quarterly report to the “Corporation” refer to Brascan Corporation, and references to “Brascan” or “the company” refer to the Corporation and its direct and indirect subsidiaries.
Summary of Operating Results
Financial results for the second quarter of 2005 were strong. We reported net income of $610 million for the quarter, bringing our net income for the six months to date to $775 million. The results included a gain of $448 million from the restructuring and monetization of our investment in Falconbridge Limited net of taxes and other charges. Operating cash flow, excluding the Falconbridge gain and other non-cash items, increased by 28%, quarter over quarter, on a per share basis.
The following is a summarized statement of our financial position and operating cash flows:

	Book Value		Operating Cash Flow
	June 30	December 31	Three months ended June 30		Six months ended June 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004	2005	2004	2005	2004

Operating Assets / Net Operating Income
Core operations
Property	$10,217	$9,289	$264	$222	$492	$436
Power generation	3,520	3,048	122	71	263	145
Funds management	5,538	4,719	148	81	228	151

	19,275	17,056	534	374	983	732
Cash and financial assets	2,405	1,400	19	10	33	21
Receivables and other assets	3,199	1,551	39	67	57	81

	24,879	20,007	592	451	1,073	834
Less: Financial Obligations / Expenses
Property specific mortgages	7,865	6,045	127	78	241	154
Other debt of subsidiaries	2,544	2,373	54	36	88	67
Corporate borrowings	1,832	1,675	32	21	61	43
Accounts payable and other liabilities [1]	4,576	2,719	50	29	93	55
Capital securities	1,513	1,548	22	18	44	36
Minority interests of others in assets	2,087	1,780	78	100	161	174

Operating cash flow and gains	4,462	3,867	229	169	385	305
Corporate preferred shares	590	590	9	5	17	11

Common equity / Operating cash flow for common shares	$3,872	$3,277	$220	$164	$368	$294

Per common share	$15.07	$12.76	$0.82	$0.64	$1.38	$1.13

1	Operating cash flow represents operating costs and cash income taxes

4	Brascan Corporation

Cash Flow From Operations
Overall, our core operations performed in line with expectations. Cash flow from operations for the three months ended June 30, 2005 totalled $229 million prior to corporate preferred share dividends, compared with $169 million in the same period last year. For the six months to date, cash flow from operations totalled $385 million compared with $305 million in the comparable period last year. This represents growth of 28% on a per share basis, which exceeds our target of increasing cash flows at an annual rate of between 12% and 15% over the long term, and as a result, shareholders should not expect this pace of growth in the future.
Property operations generated cash flow of $264 million during the quarter compared with $222 million for the same period last year, representing growth of 19% on a quarter over quarter basis. Residential property operations demonstrated strong growth, and the outlook for the balance of the year remains favourable. Commercial properties continue to produce stable cash flows that were relatively unchanged from the comparable period.
The contribution from our power generating operations increased by 72% on a quarter over quarter basis, due principally to the acquisition of our New York operations in the fourth quarter of last year and the consolidation of Louisiana HydroElectric. Increases in pricing during the quarter partially offset generation levels that were modestly below plan. Our reservoirs are at levels that are consistent with long-term averages and the outlook for the balance of the year is positive.
We continued to expand our funds management activities which has resulted in increased contribution. Our Timberland Fund, which includes the recently acquired coastal British Columbia timberlands, contributed positively during the quarter. We also generated a meaningful gain on the sale of a tin mining operation held within our private equity fund. We received a special dividend on our Norbord common shares and benefitted from favourable performances in our other investment activities.
Interest and other operating expenses increased over the comparable quarter, reflecting additional non-recourse property specific debt arranged to finance our long term high quality assets, as well as a shift from floating rate to fixed rate interest payments, which tend to be higher but less volatile.
Minority share of cash flow represents the portion of operating cash flow that is attributable to other shareholders, primarily in our property operations. The 2004 results included $30 million representing their 50% share of a $60 million leasing gain.
Net Income
Net income increased substantially in the quarter, reflecting the gain on our investment in Falconbridge, offset in part by increased revaluation provisions in respect of fixed rate interest securities. The prior quarter also included a higher level of equity accounting earnings from our investment in Norbord and the impact of a major leasing gain. Net income is reconciled to cash flow as set forth below:

	Three Months Ended		Six Months Ended
PERIODS ENDED JUNE 30 (US$ MILLIONS)	2005	2004	2005	2004

Operating cash flow and gains	$229	$169	$385	$305
Less: dividends from Falconbridge and Norbord	(44)	(16)	(60)	(32)

	185	153	325	273
Non-cash items
Equity accounted income from investments	73	95	176	191
Gain on reorganization of Falconbridge	565	—	565	—
Depreciation and amortization	(92)	(56)	(169)	(112)
Future income taxes and other provisions	(151)	(42)	(180)	(86)
Minority share of non-cash items	30	40	58	69

Net income	$610	$190	$775	$335

Depreciation and amortization increased in the recent quarter compared with the same quarter last year due to the acquisition of additional property, power and timberland assets. We are required to record depreciation expense in a manner prescribed by GAAP; however we caution that this implies that these assets decline in value on a pre-determined basis over time, whereas we believe that the value of these assets, as long as regular sustaining capital expenditures are made, will typically increase over time. This increase will inevitably vary based on a number of market and other conditions that cannot be determined in advance and in fact will sometimes be negative on an annual basis.
Equity accounted income from Falconbridge, Norbord and Fraser Papers contributed $73 million during the quarter compared to $95 million for the same period in 2004. Falconbridge and Norbord continued to benefit from a strong price environment for their principal products, as well as increases in production volumes.
We recorded a substantial gain on the reorganization and partial monetization of our investment in Falconbridge during the quarter. The reorganization involved the repurchase by Falconbridge of approximately 64 million common shares in exchange for

Q2/2005 INTERIM REPORT	5

$1.25 billion of preferred shares and the subsequent issuance of 135 million common shares to minority shareholders of Falconbridge. This resulted in an effective sale of a portion of our common share interest in the company both as a result of the repurchase of common shares as well as the dilution in our equity interest in the company at values in excess of our carrying values as a result of the shares issued to Falconbridge’s minority shareholders. These transactions resulted in a gain of $565 million. We received $950 million of preferred shares in exchange for 48 million common shares, and our common share interest in the company declined from 42% to 20%. Falconbridge recently announced the redemption of $500 million of these preferred shares in August 2005, which will result in cash proceeds to Brascan of approximately $400 million.
Future income taxes and other provisions were significantly higher than in the comparable period, due principally to the inclusion of an accounting tax provision associated with the Falconbridge gain. Brascan has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future, other than in our home building operations. Nonetheless, we record non-cash tax provisions as required under GAAP, which, in addition to the Falconbridge gain, also include expensing the carrying value of any tax shield utilized during the period, and tax provisions in respect of the non-cash equity earnings recorded on our investments in Falconbridge and Norbord.
Other provisions include the impact of revaluing fixed rate financial contracts that we entered into in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. Accounting rules require that we revalue these contracts each period even if the corresponding assets are not revalued. These contracts had a negative value at the end of the quarter due to unexpected declines in long-term interest rates, resulting in a revaluation charge of $47 million, net of tax. It is important to note that the corresponding increase in the value of our long duration interest sensitive assets is not reflected in earnings. Furthermore, subsequent to quarter end interest rates have increased such that most of this revaluation charge will be reversed and recorded as non-cash income in the third quarter should rates stay where they currently exist. Provisions also include a $21 million after-tax charge recorded to reduce the carrying value of certain intangible assets to reflect impairment in value.
Minority share of non-cash items reflects the extent to which the foregoing charges are attributable to other shareholders of our operating businesses, primarily our commercial and residential property operations.
FINANCIAL PROFILE
Total assets at book value increased to $24.9 billion as at June 30, 2005 from $22.6 billion at the end of the preceding quarter. The increase was mainly due to the addition of property, power and infrastructure assets to the balance sheet.
The following is a summarized statement of our financial position and employment of capital as at June 30, 2005 and December 31, 2004:

	Book Value
	June 30	March 31	December 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2005	2004 [1]

Assets
Property [2]	$10,217	$10,040	$9,289
Power generation	3,520	3,370	3,048
Funds management	5,538	4,878	4,719

	19,275	18,288	17,056
Cash and financial assets	2,405	1,405	1,400
Accounts receivable and other	3,199	2,918	1,551

	$24,879	$22,611	$20,007

Liabilities and Shareholders’ Interests
Liabilities
Non-recourse borrowings
Property specific mortgages	$7,865	$7,269	$6,045
Other debt of subsidiaries	2,544	2,478	2,373
Corporate borrowings	1,832	1,644	1,675
Accounts payable and other liabilities	4,576	3,838	2,719
Capital securities	1,513	1,536	1,548
Shareholders’ interests
Minority interests of others in assets	2,087	1,845	1,780
Preferred equity	590	590	590
Common equity	3,872	3,411	3,277

	6,549	5,846	5,647

	$24,879	$22,611	$20,007

Per common share	$15.07	$13.37	$12.76

1	Restated to present certain preferred shares and preferred securities as capital securities

2	The company’s interest in Canary Wharf Group, plc is included in “Property”, whereas it is included in “Funds Management” in the consolidated financial statements

6	Brascan Corporation

The assets deployed in our property operations increased modestly during the quarter as higher home sales in our residential property business increased work in progress. Power generating assets increased by $150 million largely due to acquisitions completed during the quarter in the northeast United States and Brazil. The increase in funds management assets reflects the acquisition of nearly $1 billion of private timberlands and related assets on behalf of ourselves and co-investors, offset in part by the reduction in our common share investment in Falconbridge. Cash and financial assets increased due to the receipt of $950 million in retractable preferred shares received during the quarter on the monetization of a portion of our Falconbridge common share investment, and the increase in accounts receivable and other is due to business acquisitions and increased activity during the quarter.
Liabilities and shareholders interests increased during the quarter, reflecting the increase in assets. Non-recourse borrowings increased by $660 million in aggregate, due principally to a $400 million of asset specific financing to fund the private timberland acquisition. Corporate borrowings and accounts payables also increased modestly as a result of increased activity and business acquisitions. Shareholders’ interests increased by $700 million in aggregate due primarily to the strong earnings recorded during the quarter, including unremitted earnings attributable to holders of minority interests in our assets.
Our asset base continues to be financed primarily with long-term non-recourse borrowings and shareholders’ interests, and we continue to manage our capitalization to provide a stable low risk leverage to our common shareholders, thereby achieving a relatively low overall cost of capital while at the same time striving to achieve 15% to 20% annualized cash return on equity.
OPERATIONS REVIEW
Property
Our property operations consist of commercial office properties, residential properties, development properties and property services activities. In total, we manage approximately 170 million square feet of real estate properties. This includes our own commercial properties, properties managed for institutional investors and third party managed properties. These operations are located predominantly in North America, but also include operations in the Europe and South America.
The composition of the company’s property assets and the associated operating cash flows are as follows:

	Book Value		Operating Cash Flow		Operating Cash Flow
	June 30	December 31	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2005	2004	2005	2004	2005	2004

Commercial properties	$8,276	$7,470	$179	$169	$351	$351
Residential properties	1,037	818	81	48	130	77
Development properties	857	950	—	—	—	—
Property services	47	51	4	5	11	8

	$10,217	$9,289	$264	$222	$492	$436

The acquisition of 20 Canada Square in London, U.K. accounts for most of the increase in book value since December 31, 2004. Cash flow from property operations for the quarter increased 19% to $264 million. Our commercial property operations showed continued growth in operating income on a same property basis and benefitted from the addition of our Washington, D.C. properties during 2004. Results for the first six months of the year were relatively unchanged from last year due to a large fee earned during the first quarter of 2004. Our residential operations continued to benefit from a strong market.
Commercial Properties
Commercial properties generated $179 million of operating cash flows during the quarter, an increase of 6% on a comparable basis over 2004. The composition of the commercial property portfolio owned by the company at the end of the second quarter of 2005, together with associated cash flows, was as follows:

Q2/2005 INTERIM REPORT	7

	Leasable Area [1]		Book Value		Operating Cash Flow		Operating Cash Flow
	June 30	Dec. 31	June 30	Dec. 31	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004	2005	2004	2005	2004

	(000 SQ.FT.)		(US$ MILLIONS)		(US$ MILLIONS)		(US$ MILLIONS)
New York, New York	10,738	9,506	$3,890	$3,576	$91	$101	$184	$212
Boston, Massachusetts	1,103	1,103	328	328	8	9	16	18
Toronto, Ontario	5,050	4,777	1,062	1,068	23	20	45	41
Calgary, Alberta	3,166	3,166	432	448	14	13	28	27
Washington, D.C.	1,557	1,557	441	439	9	5	18	7

	21,614	20,109	6,153	5,859	145	148	291	305
Denver, Colorado	2,811	2,811	367	370	7	7	17	14
Minneapolis, Minnesota	3,008	3,008	421	414	6	5	11	10
Other North America	926	926	84	84	4	2	8	9
Rio de Janeiro, São Paulo, Brazil	2,391	2,292	287	293	6	7	13	13
London, United Kingdom	2,173	1,617	964	450	11	—	11	—

Total [2]	32,923	30,763	$8,276	$7,470	$179	$169	$351	$351

1	Effective interest

2	Excludes development sites
Approximately 83% of commercial property net income is generated from our five core North American markets: New York, Boston, Toronto, Calgary and Washington. We intend to continue our strategy of concentrating our operations within a select number of supply constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets. Three World Financial Center in New York and Hudson’s Bay Centre in Toronto both reached the operational stage during the first quarter and, accordingly, were transferred from development properties. In addition, we acquired 20 Canada Square, a 555,000 square foot building located in the Canary Wharf Estate, London, U.K.
During the quarter we leased approximately 950,000 square feet of space, increasing our occupancy rate to 94% across the portfolio, and 95% within our core markets. The consolidated carrying value of our North American properties is approximately $246 per square foot, significantly less than the estimated replacement cost of these assets. Our core properties are on average 1.4 million square feet in size.
The components of the change in commercial property operating cash flow from period to period are as follows:

	Operating Cash Flow
PERIODS ENDED JUNE 30, 2005 (US$ MILLIONS)	Three months ended	Six months ended

Prior period’s net operating income before lease termination income and property gains	$169	$351
Changes due to:
Decrease in leasing fees	(2)	(16)
Acquisitions and dispositions, net	12	16

Current period’s net operating income	$179	$351

The variance in operating cash flow between the second quarter of 2005 and 2004 is due principally to additional net operating income from newly acquired properties located in Washington D.C. and London, U.K., offset in part by relatively lower leasing fees attributable to our New York properties in the current quarter.
Residential Properties
Our residential property business consists primarily of single family home building across North America, with our established niche being in the mid to upper-end of the home building industry. We are one of the 20 largest home builders in the United States, with a significant base of operations in California and Washington, D.C. area. We also build residential condominiums in Brazil and build homes and develop lots in Toronto, Calgary and Edmonton, and have done so successfully in both countries for over 20 years. The capital deployed and the cash flows generated by these operations over the past two years are as follows:

8	Brascan Corporation

	Book Value		Operating Cash Flow[1]		Operating Cash Flow [1]
	June 30	December 31	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2005	2004	2005	2004	2005	2004

United States	$828	$636	$53	$30	$86	$46
Canada	130	106	22	9	32	16
Brazil	79	76	6	9	12	15

Total	$1,037	$818	$81	$48	$130	$77

1	Revenue less cost of sales
The increase in book value is due to the normal seasonal build-out of inventory during the first part of the year. The typical pattern is that most of the deliveries and the recording of the associated sales take place in the second half of the year, particularly the fourth quarter.
Operating cash flow from our residential operations increased to $81 million in the second quarter of 2005, up from $48 million in 2004. This substantial increase reflected increased volumes, higher selling prices and improved margins on home sales, particularly in our Alberta operations. Our major markets continued to experience strong demand due to favourable economic fundamentals and demographic trends and we currently have orders representing 100% of our projected 2005 deliveries. We own approximately 50% of the equity capital in our U.S. and Canadian operations and, accordingly, a corresponding proportion of the increased returns accrue to other investors and is reflected as minority interests of others in assets.
Homes and lots delivered, together with the associated revenues are as follows:

	Three months ended		Six months ended
PERIODS ENDED JUNE 30 (US$ MILLIONS, EXCEPT PER UNIT INFORMATION)	2005	2004	2005	2004

Units delivered
Homes	598	597	1,025	1,318
Lots	1,371	1,220	2,463	2,247

Revenues
Homes	$306	$231	$493	$408
Lots	64	51	118	73

Development Properties
Development properties consist of commercial property development sites, density rights and related infrastructure; residential lots owned and under option; and rural land held pending development into income producing assets or for sale to other users. These assets are owned to add value through obtaining building entitlements or for conversion into cash flow generating real estate.
The composition of our development properties at June 30, 2005 and December 31, 2004 was as follows:

			Book Value		Operating Cash Flow
			June 30	December 31	Three months ended June 30
US$ MILLIONS	Potential Development		2005	2004	2005	2004

Commercial development properties	19.1 million	sq. ft.	$365	$603	$—	$—
Residential lots — owned	42,900	lots	263	263	—	—
— optioned	17,800	lots	69	45	—	—
	60,700	lots
Rural development properties — Brazil	135,000	acres	40	39	—	—
Rural development properties — Canada	32,000	acres	120	—	—	—
	167,000	acres

Total			$857	$950	$—	$—

Total book value of development properties decreased $93 million during the first six months, primarily, as a result of both Three World Financial Center and Hudson’s Bay Centre reaching the operational stage and being transferred into our core commercial property portfolio. Rural development properties represents land acquired in connection with a major timberland purchase which will be developed into higher and better use, including residential communities. We do not typically record ongoing operating cash flow in respect of development properties as the associated development costs are capitalized until the property is sold, at which time any disposition gain or loss is recorded, or until the property is transferred into operations.

Q2/2005 INTERIM REPORT	9

Property Services
We operate a broad array of property services which leverage our industry presence. These services include commercial property brokerage and investment banking services, and residential and commercial property services.
Although the aggregate operating cash flow from property services is relatively small in comparison to that generated by our other property operations, the return on capital employed is typically high. In addition to benefitting our clients, these operations complement our other property operations and broaden our market knowledge.
Power Generating Operations
Our power generating operations, which include over 130 power generating stations, are predominantly hydroelectric facilities located on river systems mainly in North America, most of which contain reservoirs that enable us to generate increased revenues through the sale of power during periods of high demand. The composition of our power generating operations and the associated operating cash flows is as follows:

	Total Capacity (MW)		Book Value		Operating Cash Flow [1]		Operating Cash Flow [1]
	June 30	Dec. 31	June 30	Dec. 31	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2005	2004	2005	2004	2005	2004	2005	2004

Hydroelectric Facilities
Ontario	847	847	$899	$914	$17	$22	$42	$44
Quebec	268	266	351	359	17	15	34	32
British Columbia	127	127	123	127	4	3	8	6
New England	801	174	302	262	11	9	21	19
New York [2]	730	674	881	839	29	—	62	—
Louisiana	192	192	505	243	37	13	82	20
Brazil	178	102	185	60	6	2	10	3

	3,143	2,382	3,246	2,804	121	64	259	124
Other operations	215	240	274	244	1	7	4	21

Total	3,358	2,622	$3,520	$3,048	$122	$71	$263	$145

1	Revenues net of direct operating expenses

2	Includes operations in Pennsylvania and Maryland
The book value of our power generating assets increased from December 31, 2004 due to the addition and consolidation of power generating operations in the New York region, New England and Louisiana.
The following table illustrates the components of the change in operating cash flow from the company’s power generating business:

	Operating Cash Flow
PERIODS ENDED JUNE 30, 2005 (US$ MILLIONS)	Three months ended	Six months ended

Prior period’s net operating income	$71	$145
Hydrology variations within existing capacity	(12)	(24)
Variation in prices and operational improvements	2	10
New capacity additions	37	70
Louisiana HydroElectric	24	62

Current period’s net operating income	$122	$263

Operating cash flow increased from $71 million to $122 million for the three months. The two major contributors to the increase in operating cash flows were capacity additions and the consolidation of our operations in Louisiana. The New York operations, acquired in the fourth quarter of 2004, contributed $29 million, which was higher than our initial projections due to better than expected pricing. We are actively working to lock in favourable pricing for an extended period of time, consistent with our strategy of securing the value of our assets with long-term revenue contracts.

10	Brascan Corporation

The following table presents the actual generation during the quarter compared to long-term average generation for both existing and recently acquired facilities:

	2005			2004
	Long-term	Actual		Long-term	Actual
THREE MONTHS ENDED JUNE 30 (GIGAWATT HOURS)	Average	Production	Variance	Average	Production	Variance

Existing Capacity
Ontario	899	644	(255)	920	892	(28)
Quebec	459	469	10	462	495	33
New England	270	297	27	266	215	(51)
Louisiana	319	274	(45)	309	321	12
Other	153	177	24	169	181	12

	2,100	1,861	(239)	2,126	2,104	(22)
Acquisitions — during 2005	289	252	(37)	—	—	—
Acquisitions — during 2004	991	867	(124)	139	138	(1)

Total	3,380	2,980	(400)	2,265	2,242	(23)

Hydrology conditions during the quarter were modestly below long-term averages, representing a decline from the water conditions of the comparable quarter last year, which were in line with long-term averages. This decrease was partially offset by improved pricing and the contribution from ancillary revenues.
The following table illustrates revenues and operating costs for the company’s hydroelectric facilities:

	2005			2004
		Operating	Operating		Operating	Operating
THREE MONTHS ENDED JUNE 30 (US$ MILLIONS)	Revenues	Costs	Cash Flows	Revenues	Costs	Cash Flows

Ontario	$27	$10	$17	$34	$12	$22
Quebec	22	5	17	20	5	15
New England	18	7	11	11	2	9
New York	46	17	29	—	—	—
Louisiana	43	6	37	13	—	13
Other	14	4	10	7	2	5

Total	$170	$49	$121	$85	$21	$64

In accordance with new accounting requirements, we commenced accounting for our Louisiana HydroElectric power operations on a consolidated basis, whereas prior to the beginning of 2005 we reflected this investment on an equity accounted basis because we did not have voting control. This change in treatment has also resulted in an increase in property specific mortgages and associated interest expense, as well as depreciation expense.
Contract Profile
We endeavour to maximize the stability and predictability of our power generating revenues through the use of contracts to minimize the impact of price fluctuations, by diversifying watersheds and by utilizing water storage reservoirs to minimize fluctuations in annual generation levels.
Approximately 80% of our projected 2005 revenue is subject to long-term bilateral and fixed-price power sales contracts or regulated rate-base arrangements. Furthermore, our low variable costs provide us with a high level of assurance that we will achieve nearly 90% of our projected revenues, based on long-term average hydrology, even in a low price environment. Our long-term sales contracts have an average term of 14 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or have investment grade ratings. We also use financial contracts which typically have a term of between one and three years to lock in the future price of uncommitted power generation.
All power that is produced and not otherwise sold under a contract is sold in wholesale electricity markets. Due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are able to generate attractive margins on non-contracted power. This approach provides an appropriate level of revenue stability, without exposing the company to undue risk of contractual shortfalls, and also provides the flexibility to enhance profitability through the production of power during peak price periods.

Q2/2005 INTERIM REPORT	11

Funds Management
We manage dedicated investment funds for ourselves and on behalf of institutional and other investors. We focus our efforts on managing debt and equity investments backed with property, power and infrastructure assets. We also operate bridge lending, restructuring and capital markets funds that have a broader mandate but still focus on these particular industries.
The following table shows the composition of the assets under management and the book value of capital deployed by us at June 30, 2005 and December 31, 2004, together with the associated operating cash flow:

	Assets Under Management [1]		Book Value		Operating Cash Flow [2]		Operating Cash Flow [2]
	June 30	Dec. 31	June 30	Dec. 31	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2005	2004	2005	2004	2005	2004	2005	2004

Investment Funds	$5,325	$4,638	$1,643	$1,063	$31	$15	$50	$34
Private Equity Fund	1,744	2,094	1,744	2,094	66	22	70	43
Traditional Assets	18,038	4,554	1,610	993	11	12	22	19
Other investment activities	541	569	541	569	40	32	86	55

Total	$25,648	$11,855	$5,538	$4,719	$148	$81	$228	$151

1	Capital committed by Brascan and its investment partners

2	Represents investment income and fees net of associated operating expenses
The acquisition of Hyperion Asset Management during the quarter significantly increased our assets under management. Hyperion is focussed on managing traditional bond and structured real estate debt securities on behalf of a number of U.S. and international institutions. The book value of our funds management operations increased by approximately $800 million as further capital was invested within the operations, in particular our new timberland fund. All of our funds continue to experience strong deal flow and closed on a number of transactions during the quarter.
Cash flow from operations increased from $81 million to $148 million for the three months ended June 30, 2005, with increased contributions from our investment funds, private equity investments and other investment activities. Operating cash flows include fees and participations, net of associated operating expenses, which increased to $13 million in the quarter from $10 million last year, and $25 million on a year-to-date basis. This reflects the continued growth in assets under management. We expect these fees to continue to grow as we expand our operating platform through new funds and to reflect increased participation fees as investments made in recent years through existing funds are realized.
Investment Funds

	Assets Under Management [1]		Book Value
	June 30	December 31	June 30	December 31
US$ MILLIONS	2005	2004	2005	2004

Investment Funds
Bridge Lending Fund	$943	$1,148	$406	$698
Real Estate Finance Fund	627	627	109	103
Restructuring Fund	347	366	78	95
Real Estate Opportunity Fund	210	210	152	80
Timber Management Fund	898	87	898	87
Core Properties	2,300	2,200	—	—

Total	$5,325	$4,638	$1,643	$1,063

1	Capital committed by Brascan and its investment partners
We continued to expand our investment funds during the quarter, most notably with the acquisition of approximately $775 million of private timberlands to establish Island Timberland LP, which is owned 50% by ourselves and the balance by two institutional investors.
Investment funds contributed $31 million to operating cash flow during the quarter, compared to $15 million in the same quarter last year. Our bridge fund continues to be a major contributor, generating cash flow of $10 million in the quarter compared to $5 million in the comparable quarter last year, although the amount of capital deployed in bridge lending declined with the syndication of positions held at year end and collections, offset by new loans during the quarter. Our real estate opportunity fund acquired additional properties in the US and is actively pursuing a number of potential acquisitions. Timber operations contributed $15 million of cash flow during the quarter, compared with $3 million last year.

12	Brascan Corporation

Private Equity Fund
We own a number of investments in our Private Equity Fund which will either be sold once value has been maximized or integrated into our core operations. Within our areas of expertise, we continue to seek new investments of this nature and dispose of more mature assets. The following table sets out our private equity investments:

				Book Value
		# of	%	June 30	December 31
US$ MILLIONS	Location	Shares	Interest	2005	2004

Forest products
Norbord Inc.	North America/U.K.	53.8	36%	$175	$177
Fraser Papers Inc.	North America	13.1	44%	207	204
Katahdin Paper Company, LLC	Maine		100%	84	85
Cascadia	North America		100%	86	—
Business Services
Banco Brascan, S.A.	Rio de Janeiro		40%	65	59
Privately held	Various		1	78	71
Publicly listed	North America		1	36	86
Mining and metals
Falconbridge	International	74.4	20%	943	1,344
Tin mining	Brazil			—	10
Coal lands	Alberta		100%	70	58

Total				$1,744	$2,094

1	Varying interests
During the quarter, Falconbridge repurchased 63.4 million common shares in exchange for $1.25 billion in retractable preferred shares and issued 135.4 million common shares upon amalgamating with its major operating subsidiary. As a result, our common share interest declined from 122.6 million (42%) to 74.4 million (20%) with a book value of $943 million, and we received $950 million of the retractable preferred shares, which are included in Financial Assets. Our common share investment had a quoted market value of $1.6 billion as at the date of this report.
During 2004 we issued debentures that are exchangeable into 20 million of the 53.8 million Norbord shares shown above. These 20 million shares have a carried value of $65 million at June 30, 2005, whereas the liability associated with the debentures exchangeable into these shares has a carried value of $170 million which is included in other liabilities, representing an unrealized settlement gain of $105 million. The remaining 33.8 million shares have a carried value of $110 million compared to a market value of $288 million as at June 30, 2005, representing a further unrealized gain of $178 million.
Operating cash flows from private equity investments increased to $66 million during the quarter from $22 million in the same quarter last year. The increase is due to a $27 million special dividend from our net 33.8 million common share investment in Norbord and a gain on the sale of tin operations in Brazil following a successful repositioning of the investment.
The operating cash flows on the preceding page reflect the dividends received from our investments in Falconbridge, Norbord and Fraser Papers which totalled $44 million during the quarter, whereas our net income is determined based on our pro rata share of the net income of each company, which is set forth in the following table:

	Net Income
	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2005	2004	2005	2004

Equity accounted income
Falconbridge	$55	$42	$126	$103
Norbord [1]	21	53	51	88
Fraser Papers [1]	(3)	—	(1)	—

Total	$73	$95	$176	$191

1	In 2004, Nexfor Inc. distributed its paper operations to its shareholders as Fraser Papers Inc. and changed its name to Norbord Inc.
Falconbridge reported a substantial increase in net income for the quarter which more than offset the reduction in our common share interest from 42% to 20%. Norbord continued to report strong results based on continued high prices for oriented strand board, although the results were lower than the results reported in the same quarter last year during which OSB prices were particularly

Q2/2005 INTERIM REPORT	13

strong. We also sold 10 million common shares of Norbord since the second quarter of 2004. Further information on the results for these companies is available on their web sites. The contribution from Norbord comprises the equity accounted earnings from the 33.8 million shares we own, as well as the 20 million shares against which we have issued exchangeable debentures.
Fraser Papers continues to face a competitive pricing environment; however we are optimistic that the management teams are effectively repositioning the businesses to achieve improved results and enhance values.
Traditional Assets
Traditional assets are comprised principally of government and highly rated corporate debt securities as well as asset and mortgage backed securities, which are managed on behalf of a number of pension funds, insurance companies, government agencies and other investors, including those owned by ourselves. The assets under management are held through publicly listed closed end funds, segregated accounts and private pooled funds. Assets under management increased by $14 billion during the quarter due to the acquisition of Hyperion.
Operating cash flows were $11 million during the quarter, relatively unchanged from the same quarter last year. The current period results reflected higher invested balances whereas the comparable quarter reflected higher net fee income.
Other Investment Activities
Other investment activities include direct securities and other capital markets investments conducted by our funds management group utilizing our own capital. We invest in common shares, income trust units, high yield bonds and preferred shares, utilizing the knowledge and experience gained in our operating activities. The contributions increased on a quarter-over-quarter basis to $40 million from $32 million as a result of favourable capital markets performance.
WORKING CAPITAL AND OTHER
Cash and Financial Assets
Although we generate substantial amounts of cash flow within our operations, we generally carry modest cash balances and instead utilize excess cash to repay contractual revolving credit lines and invest in shorter term financial assets which generate higher returns while still providing a source of liquidity to fund investment initiatives.
Financial assets represent securities that are not actively deployed within our funds management operations, pending deployment into our core operations. The book value of our financial assets approximates their realizable value. The following table shows the composition of these assets and associated cash flow:

	Book Value		Operating Cash Flow		Operating Cash Flow
	June 30	December 31	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2005	2004	2005	2004	2005	2004

Financial assets
Government bonds	$51	$42	$1	$1	$2	$2
Corporate bonds	432	463	5	5	11	10
Preferred shares	1,076	351	12	3	17	7
Common shares	172	140	1	1	3	2

Total financial assets	1,731	996	19	10	33	21
Cash	674	404	—	—	—	—

Total	$2,405	$1,400	$19	$10	$33	$21

Preferred shares include $950 million of retractable preferred shares issued by Falconbridge during the most recent quarter. Falconbridge recently announced a partial redemption of these shares which will result in cash proceeds to us of approximately $400 million.

14	Brascan Corporation

Accounts Receivable and Other

	Book Value		Operating Cash Flow		Operating Cash Flow
	June 30	December 31	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2005	2004	2005	2004	2005	2004

Accounts receivable and other	$3,199	$1,551

Other income			$9	$7	$26	$21
Norbord debenture gain			30	—	31	—
Property and disposition gains			—	60	—	60

Total			$39	$67	$57	$81

Accounts receivable and other assets include working capital balances employed in our operating businesses, in particular accounts receivable in respect of commercial and residential property and power generation revenues owing but not yet collected, and dividend interest and fees owing to the company. The magnitude of these balances varies somewhat based on seasonal variances and tend to increase with the overall growth in business activity. Other assets also include balances with respect to the levelization of commercial property and power generation revenues, restricted cash balances which largely relate to commercial property financing arrangements, and future tax asset balances, which represent the net realizable value of capitalized tax assets.
Other income includes miscellaneous revenues and smaller disposition gains that have not been specifically attributed to a particular business group.
The recent quarter included a revaluation gain of $30 million on debentures issued by us that are exchangeable into 20 million Norbord common shares, equal to the decline in the Norbord share price during the period, as required by accounting rules. As discussed below, interest expense includes a charge of $16 million reflecting the pass through of the special dividend relating to these shares to the debenture holders. Accordingly, this represents a net contribution to operating cash flow of $14 million for accounting purposes, although we do not retain any net economic benefit in these shares.
The quarter ended June 30, 2004 included a gain of $60 million on the cancellation and subsequent sublease of a major block of space in One World Financial Center. One half of this gain accrues to the minority shareholders in our commercial property subsidiary so the net impact on operating cash flow is $30 million.
Accounts Payable and Other

	Book Value		Operating Cash Flow		Operating Cash Flow
	June 30	December 31	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2005	2004	2005	2004	2005	2004

Accounts payable and other liabilities	$4,576	$2,719

Other operating costs			$20	$13	$47	$31
Current income taxes			30	16	46	24

Total			$50	$29	$93	$55

Accounts payable and other liabilities increased during the quarter due to the assumption of working capital balances on the acquisition of additional operating businesses, as well as overall growth in the level of business activity. Balances include traditional trade payables within our operating businesses as well as actuarial liabilities in respect of insurance operations and deposit liabilities in respect of commercial property mortgage financings that are required to be consolidated for accounting purposes.
Other operating costs are those which are not directly attributable to specific business units and have increased in line with the overall level of business activity.
Current income tax expense relates principally to the taxable income generated within our U.S home building operations, which have been very profitable over the past several years. This income cannot be sheltered with tax losses elsewhere in the business due to the separate ownership by public shareholders.

Q2/2005 INTERIM REPORT	15

CAPITAL RESOURCES AND LIQUIDITY
Capitalization
Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from the previous quarter. This reflects the low cost of non-recourse investment grade financings achievable due to the high quality of our commercial properties and power generating plants, as well as the low cost of non-participating preferred equity issued over a number of years, principally in the form of perpetual preferred shares.
The following table details our consolidated liabilities and shareholders’ interests at June 30, 2005 and December 31, 2004 and the related cash costs for the three months and six months ended June 30, 2005 and 2004:

	Cost of Capital [1]	Book Value		Operating Cash Flow [2]		Operating Cash Flow [2]
	June 30	June 30	Dec. 31	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2005	2005	2004	2005	2004	2005	2004

Non-recourse borrowings
Property specific mortgages	6%	$7,865	$6,045	$127	$78	$241	$154
Other debt of subsidiaries	6%	2,544	2,373	54	36	88	67
Corporate borrowings	7%	1,832	1,675	32	21	61	43
Accounts payable and other liabilities	5%	4,576	2,719	50	29	93	55
Capital securities	6%	1,513	1,548	22	18	44	36
Shareholders’ interests
Minority interests of others in operations	17%	2,087	1,780	78	100	161	174
Preferred equity	6%	590	590	9	5	17	11
Common equity	19%	3,872	3,277	220	164	368	294

	9.5%	$24,879	$20,007	$592	$451	$1,073	$834

1	Based on operating cash flows as a percentage of average book value

2	Interest expense and distributions in the case of borrowings and capital securities, current taxes and operating expenses in the case of accounts payable and other liabilities, and attributable operating cash flows in the case of shareholders’ interests, including cash distributions
Property Specific Mortgages
Where appropriate, we finance our operating assets with long-term, non-recourse borrowings such as property specific mortgages which do not have recourse to the Corporation or our operating entities.
The composition of Brascan’s borrowings which have recourse limited to specific assets is as follows:

		Cost of Capital [1]	Book Value		Operating Cash Flow [2]
	Average	June 30	June 30	December 31	Three months ended June 30
US$ MILLIONS	Term	2005	2005	2004	2005	2004

Commercial properties	11	7%	$5,195	$4,534	$80	$67
Power generation	12	6%	2,266	1,511	45	11
Funds management	1	4%	404	—	2	—

Total	11	6%	$7,865	$6,045	$127	$78

1	As a percentage of average book value of debt

2	Interest expense
These borrowings leverage common shareholders’ equity with long-term lower risk financing, which is largely fixed rate, with an average maturity of 11 years. Commercial property borrowings represent mortgage debt on properties and includes debt financing secured by 20 Canada Square, which was acquired in the first quarter of 2005. Power generating borrowings represent financings secured by our power generating facilities, and at June 30, 2005 includes approximately $630 million of debt secured by our Louisiana facilities that was consolidated with effect from the beginning of 2005. Funds management debt represents a secured bridge facility arranged to finance our recent private timberland acquisition.

16	Brascan Corporation

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

US$ MILLIONS	2005	2006	2007	2008	2009	Beyond	Total

Commercial properties	$134	$292	$405	$291	$721	$3,352	$5,195
Power generation	187	534	33	31	80	1,401	2,266
Funds management	404	—	—	—	—	—	404

Total	$725	$826	$438	$322	$801	$4,753	$7,865

Percentage of total	9%	11%	6%	4%	10%	60%	100%

Power generation and funds management debt includes bridge loans of $500 million and $404 million, respectively, which mature during 2006 and 2005, respectively, and are secured by the New York power generation assets acquired in late 2004 and the timberland assets acquired in the second quarter of 2005. We expect to refinance both of these bridge loans with long-term debt during the next 12 months.
Other Debt of Subsidiaries
These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities and other types of debt and financial obligations of subsidiaries. The composition of these borrowings is as follows:

		Cost of Capital [1]	Book Value		Operating Cash Flow [2]
	Average	June 30	June 30	December 31	Three months ended June 30
US$ MILLIONS	Term	2005	2005	2004	2005	2004

Property	2	5%	$768	$660	$8	$12
Power generation	4	5%	447	617	7	7
Funds management	3	5%	696	530	28	9
International operations and other	7	11%	633	566	11	8

Total	4	6%	$2,544	$2,373	$54	$36

1	As a percentage of average book value of debt

2	Interest expense
Property debt consists largely of residential property debt, comprised primarily of construction financing which is repaid from the proceeds from sales of building lots, single family houses and condominiums and is generally renewed on a rolling basis as new construction commences. Power generation debt consists of public term debt issued in late 2004 and early 2005 to refinance $200 million of term debt that matured during the quarter. Funds management debt includes $265 million of retractable preferred shares, as well as security financings and debt issued by consolidated investment funds. International operations and other debt includes $428 million of debt due in 2015 which is guaranteed by Brascan, although the value is supported by subsidiary assets. Interest expense for funds management included a $16 million pass-through of the special dividend paid by Norbord during the quarter to the holders of debentures exchangeable into 20 million Norbord common shares.
Principal repayments on other debt of subsidiaries due over the next five years and thereafter are as follows:

US$ MILLIONS	2005	2006	2007	2008	2009	Beyond	Total

Property	$458	$288	$16	$6	$—	$—	$768
Power generation	—	81	—	—	366	—	447
Funds management	340	—	112	44	6	194	696
International operations and other	64	91	47	—	—	431	633

Total	$862	$460	$175	$50	$372	$625	$2,544

Percentage of total	34%	18%	7%	2%	15%	24%	100%

Corporate Borrowings
Corporate borrowings represent short and long-term obligations of the Corporation. Long-term corporate borrowings are in the form of bonds and debentures issued in the Canadian and U.S. capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit from a group of international banks.

Q2/2005 INTERIM REPORT	17

The following table summarizes Brascan’s corporate credit facilities:

	Cost of Capital [1]	Book Value		Operating Cash Flow [2]
	June 30	June 30	December 31	Three months ended June 30
US$ MILLIONS	2005	2005	2004	2005	2004

Commercial paper and bank debt	3%	$180	$249	$7	$1
Term debt	7%	1,652	1,426	25	20

Total	7%	$1,832	$1,675	$32	$21

1	As a percentage of average book value of debt

2	Interest expense
During the second quarter, we issued C$300 million of 30-year debentures with a coupon of 5.95%. In addition, we converted our bank facilities into four-year revolving term facilities, whereas they were previously one-year revolving facilities that were convertible into three-year amortizing term loans at the company’s option.
Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	2005	2006	2007	2008	2009	Beyond	Total

Commercial paper and bank debt	$180	$—	$—	$—	$—	$—	$180
Term debt	102	104	102	300	—	1,044	1,652

Total	$282	$104	$102	$300	$—	$1,044	$1,832

Percentage of total	15%	6%	6%	16%	—%	57%	100%

Capital Securities
Capital securities represent preferred shares and preferred securities that can be settled by a variable number of the issuers’ common shares upon their conversion and, as a result of new accounting guidelines, are no longer classified as equity. The following table summarizes capital securities issued by Brascan and its commercial property subsidiary:

	Cost of Capital [1]	Book Value		Operating Cash Flow [2]
	June 30	June 30	December 31	Three months ended June 30
US$ MILLIONS	2005	2005	2004	2005	2004

Corporate preferred shares and preferred securities	6%	$631	$646	$10	$9
Subsidiary preferred shares	6%	882	902	12	9

	6%	$1,513	$1,548	$22	$18

1	As a percentage of average book value

2	Interest expense
Principal repayments due on capital securities are as follows:

	2005	2010	2015
US$ MILLIONS	to 2009	to 2014	to 2019	2020 +	Total

Corporate preferred shares and preferred securities	$—	$286	$142	$203	$631
Subsidiary preferred shares	—	488	394	—	882

Total	$—	$774	$536	$203	$1,513

Percentage of total	—%	51%	36%	13%	100%

Distributions paid on these securities have been recorded as interest expense, whereas they were previously recorded as distributions from retained earnings.
Shareholders’ Interests
Shareholders’ interests are comprised of three components: participating interests of other shareholders in our operating assets and subsidiary companies; non-participating preferred shares issued by the company and its subsidiaries; and common equity of the company.

18	Brascan Corporation

Shareholders’ interests at June 30, 2005 and December 31, 2004 were as follows:

	Number of Shares		Book Value		Operating Cash Flow [1]
	June 30		June 30	December 31	Three months ended June 30
US$ MILLIONS	2005		2005	2004	2005	2004

Interests of others in assets
Property
Commercial	115.0		$1,010	$1,024	$53	$79
Residential	15.4		147	122	15	9
Power generation	24.1		213	194	5	6
Funds management			409	110	2	—
Other			72	80	—	—
Subsidiary preferred shares			236	250	3	6

			2,087	1,780	78	100
Preferred shares			590	590	9	5
Common equity	274.3	[2]	3,872	3,277	220	164

			$6,549	$5,647	$307	$269

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions

2	Includes convertible debentures and options on an “as converted” basis
Commercial property results for the prior quarter included $30 million representing the interests of the other shareholders in this business in a $60 million property gain. Interests of others in funds management includes the 50% interest of our institutional investment partners in the net equity of our recently established timberland fund.
Interest Rate Profile
During the past two years we have taken a number of steps to reposition our capital structure in order to protect the value of the company in a rising interest rate environment. This included issuing long-dated fixed rate debt and terminating financial contracts previously put in place to convert existing fixed rate debt to floating rate. At the time of this report, the average term of our consolidated debt is ten years.
These steps have increased our current cost of borrowing; however we believe they are prudent, will result in a lower cost of capital over time and provide an important economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. We have also entered into financial contracts which represent a $2.3 billion notional value of fixed rate liabilities to further hedge the value of our assets against increases in interest rates. Notwithstanding that these contracts represent economic hedges, accounting rules require that these financial contracts be revalued at the end of each reporting period, and any changes in value be recorded in our operating results during the period. An increase in long-term interest rates of 10 basis points will result in a revaluation gain of $14 million in respect of the financial contracts in place as at June 30, 2005, and vice versa, even though any corresponding change in the value of our assets will not be reflected in earnings. This may result in short term fluctuations in our quarterly operating results as it did in the most recent quarter, but measured over the longer term, will provide more stable returns. However, in the event that we are wrong and interest rates remain at low or lower levels than today, we will have to absorb the cost of these positions in our operating results. Correspondingly, we will benefit from increased value of our assets, but that will likely not be realized in our operating results in the short term.

Q2/2005 INTERIM REPORT	19

SEGMENTED FINANCIAL INFORMATION
The following is a summarized statement that shows the net investment in each of our operating businesses along with associated operating cash flows:

	Book Value		Operating Cash Flow		Operating Cash Flow
	June 30	December 31	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2005	2004 [1]	2005	2004 [1]	2005	2004 [1]

Assets
Property
Direct [2]	$1,099	$965	$37	$15	$49	$26
Brookfield Properties	1,085	1,076	50	76	101	132
Brookfield Homes	146	122	16	9	26	14

	2,330	2,163	103	100	176	172
Power generation	1,240	1,216	75	41	160	93
Funds management	3,540	3,645	106	76	168	144
Cash and financial assets	1,111	229	13	10	20	15
Accounts receivable and other assets	162	136	—	—	—	—

	$8,383	$7,389	$297	$227	$524	$424

Liabilities
Other debt of subsidiaries	$428	$393	$13	$11	$26	$22
Corporate borrowings	1,832	1,675	32	26	61	54
Accounts and other payables	985	730	10	7	27	15
Capital securities	631	647	10	9	20	19
Shareholders’ interests
Preferred equity — corporate	598	598	9	7	17	15
Preferred equity — subsidiaries	37	69	3	3	5	5
Common equity	3,872	3,277	220	164	368	294

	4,507	3,944	232	174	390	314

	$8,383	$7,389	$297	$227	$524	$424

Per share	$15.07	$12.76	$0.82	$0.64	$1.38	$1.13

1	Restated to reflect the current year’s presentation, including the reclassification of capital securities

2	Includes $450 million of book value relating to our investment in Canary Wharf Group plc which does not generate any current investment income
Segmented operating cash flow from property operations was relatively unchanged from the comparable quarter last year, which included a net $30 million lease termination gain. The contribution from direct operations increased with the acquisition of 20 Canada Square and our share of Brookfield Homes’ cash flows increased with the continued strength in home sales. Excluding the lease termination gain, our share of cash flow generated by Brookfield Properties increased by 9%.
Power generation contribution increased significantly due primarily to the impact of acquisitions. Generation from existing assets declined over the prior quarter due to lower hydrology, although this was largely offset by higher prices. The capital deployed in this business was relatively unchanged as acquisitions during the period were funded by capital resources within the operating unit.
The contribution from funds management increased during the quarter due to higher investment returns, offset in part by higher operating expenses and carrying charges, reflecting increased activity. The amount of capital employed in this area decreased slightly as the partial monetization of our investment in Falconbridge and loan collections was offset by new fund investments during the period, in particular the net equity committed by us to the timberland fund.
Cash and financial assets increased substantially due to the receipt of $950 million Falconbridge retractable preferred shares during the second quarter, which also resulted in an increase in operating cash flow.
Liabilities increased during the period, primarily as a result of financing new acquisitions and an increased level of business activity. The increase in shareholders’ interests reflects the substantial net income generated during the period, offset in part by dividends and common share repurchases.

20	Brascan Corporation

SUPPLEMENTAL INFORMATION
The following sections contain additional information required by applicable continuous disclosure guidelines.
Contractual Obligations
The following table presents the contractual obligations of the company by payment periods:

	Payments Due by Period
		Less than	1 - 3	4 - 5	After 5
US$ MILLIONS	Total	One Year	Years	Years	Years

Long-term debt
Property specific mortgages	$7,865	$725	$1,264	$1,123	$4,753
Other debt of subsidiaries	2,544	862	635	422	625
Corporate borrowings	1,832	282	206	300	1,044
Capital securities	1,513	—	—	—	1,513
Commitments	445	445	—	—	—

Contractual obligations include $445 million of commitments by the company and its subsidiaries provided in the normal course of business, including commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $81 million is included in the consolidated balance sheet.
Issued and Outstanding Common Shares
During June 30, 2005 and December 31, 2004 the number of issued and outstanding common shares changed as follows:

	June 30	December 31
MILLIONS	2005	2004

Outstanding at beginning of year	258.7	256.1
Issued (repurchased):
Dividend reinvestment plan	—	0.1
Management share option plan	1.2	0.4
Conversion of debentures and minority interests	0.6	2.9
Normal course issuer bid	(0.3)	(0.8)

Outstanding at end of period	260.2	258.7
Unexercised options	13.4	12.2
Reserved for conversion of subordinated notes	0.7	0.8

Total diluted common shares	274.3	271.7

Basic and Diluted Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	June 30	June 30
MILLIONS	2005	2004 [1]

Net income	$775	$335
Preferred share dividends	(17)	(11)

Net income available for common shareholders	$758	$324

Weighted average outstanding common shares	259	257
Dilutive effect of the conversion of notes and options using treasury stock method	7	4

Common shares and common share equivalents	266	261

1	Prior year has been restated to reflect 3-for-2 stock split on June 1, 2004

Q2/2005 INTERIM REPORT	21

Distributions
Distributions per security paid by the Corporation during the first six months of 2005 and the same period in 2004 are as follows:

	Distributions per Security
YEARS ENDED DECEMBER 31 (US$)	2005	2004

Class A Common Shares	$0.29	$0.27
Class A Preference Shares
Series 1 [1]	—	0.25
Series 2	0.30	0.27
Series 3	1,050.45	886.73
Series 4 + 7	0.30	0.27
Series 8	0.35	0.29
Series 9	0.57	0.53
Series 10	0.58	0.54
Series 11	0.55	0.51
Series 12	0.54	0.50
Series 13	0.30	—
Series 14	1.08	—
Series 15	0.30	—
Preferred Securities
Due 2050	0.84	0.78
Due 2051	0.84	0.77

1	Redeemed July 30, 2004
CHANGES IN ACCOUNTING POLICIES
The following accounting policies were implemented during the first quarter.
Consolidation of Variable Interest Entities, AcG 15
Effective January 1, 2005, the company implemented the new Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15) without restatement of prior periods. AcG 15 provides guidance for applying the principles in handbook section 1590, “Subsidiaries”, to those entities (defined as Variable Interest Entities (“VIEs”)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses and/or expected residual returns. There was no impact to common equity as a result of implementing the new guidelines.
The major entity that was consolidated as a result of AcG 15 was our 75% equity interest in Louisiana HydroElectric. The following table shows the balances related to Louisiana HydroElectric as at June 30, 2005 and December 31, 2004, and for the three months ended June 30, 2005 and 2004.

	Book Value
	June 30	December 31, 2004
US$ MILLIONS	2005	Restated	Actual

Assets
Cash and financial assets	$109	$52	$—
Accounts receivables and other	494	566	—
Power generation	505	516	244

	1,108	1,134	244

Liabilities
Property specific mortgages	633	636	—
Accounts payable and other liabilities	164	210	—
Minority interests of others in assets	51	44	—

Net assets	$260	$244	$244

22	Brascan Corporation

	Three months ended
	June 30	June 30, 2004
US$ MILLIONS	2005	Restated	Actual

Net operating income
Power generation	$45	$43	$12
Expenses
Property specific mortgages	22	22	—
Minority share of net income before the following	6	5	—

	17	16	12
Depreciation, amortization and non-cash taxes	(11)	(5)	—
Minority share of the foregoing items	3	1	—

Net income	$9	$12	$12

Liabilities and Equity, CICA Handbook Section 3861
Effective January 1, 2005, the company adopted the amendment to CICA handbook section 3861, Financial Instruments: Disclosure and Presentation with retroactive restatement of prior periods. The amendment requires certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. As a result, certain of the company’s preferred shares and securities that were previously included in equity were reclassified as liabilities under the caption “Capital Securities”. Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004. Similar reclassifications were adopted for the preferred equity securities issued by the company’s subsidiaries. The retroactive adoption of this amendment resulted in a cumulative adjustment to opening retained earnings at January 1, 2004 of $111 million representing the sum of the capital securities issue costs, net of amortization, and the cumulative impact to that date of changes in the U.S. dollar equivalent of Canadian denominated capital securities. Net income attributable to common shares for the year ended December 31, 2004 will be reduced reflecting the foregoing items by $93 million. The impact on net income attributable to common shares for the six months ended June 30, 2005 was $nil (2004 — $14 million).

Brian D. Lawson	Bryan K. Davis
Chief Financial Officer	Senior Vice President, Finance
August 3, 2005

Note: This Interim Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” ,“expect” ,“anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
This Interim Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results.

Q2/2005 INTERIM REPORT	23

QUARTERLY RESULTS

	2005		2004 [1]				2003 [1]
US$ MILLIONS	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenues and gains	$1,769	$975	$1,299	$1,062	$898	$768	$1,140	$835

Net operating income
Property	264	228	342	241	222	214	233	221
Power generation	122	141	70	68	71	74	57	35
Funds management	104	64	34	41	65	54	33	45
Investment income and other	58	32	12	94	77	25	168	30

	548	465	458	444	435	367	491	331
Expenses
Interest expense	235	199	154	154	153	147	135	130
Current income taxes	30	16	46	16	16	8	20	2
Other operating costs	20	27	30	22	13	18	19	14
Minority share of net income before the following	78	83	112	74	100	74	119	73

Net income before the following	185	140	116	178	153	120	198	112
Equity accounted income from investments	73	103	62	79	95	96	48	27
Gain on reorganization of Falconbridge	565	—	—	—	—	—	—	—
Depreciation and amortization	(92)	(77)	(79)	(60)	(56)	(56)	(40)	(38)
Future income taxes and other provisions	(151)	(29)	(67)	(112)	(42)	(44)	(95)	(46)
Minority share of the foregoing items	30	28	55	48	40	29	32	28

Net income	$610	$165	$87	$133	$190	$145	$143	$83

	2005		2004 [1]				2003 [1]
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net income before the following	$185	$140	$116	$178	$153	$120	$198	$112
Dividends from Falconbridge	12	11	12	11	11	11	12	12
Dividends from Norbord	32	5	5	4	5	5	5	5

Cash flow from operations and gains	229	156	133	193	169	136	215	129
Preferred share dividends	9	8	7	5	6	5	6	5

Cash flow to common shareholders	$220	$148	$126	$188	$163	$131	$209	$124

Common equity — book value	$3,872	$3,411	$3,277	$3,229	$3,079	$2,981	$2,899	$2,800
Common shares outstanding	260.2	259.5	258.7	258.0	258.0	257.7	256.1	256.5
Per common share
Cash flow from operations	$0.82	$0.56	$0.49	$0.72	$0.64	$0.49	$0.80	$0.46
Net income	2.26	0.59	0.29	0.49	0.71	0.53	0.52	0.30
Dividends	0.15	0.14	0.14	0.14	0.14	0.13	0.13	0.13
Book value	15.07	13.37	12.76	12.54	11.96	11.62	11.23	10.83
Market trading price (NYSE)	38.16	37.75	36.01	30.20	28.24	26.84	20.36	16.81
Market trading price (TSX) — C$	46.80	45.70	43.15	38.13	37.42	34.87	26.49	22.76

1	2004 and 2003 results have been restated to reflect adoption of new accounting standards which require capital securities to be presented as liabilities and distributions as interest expense, as well as any associated foreign currency revaluation

24	Brascan Corporation

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

UNAUDITED	Three months ended June 30		Six months ended June 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004 [1]	2005	2004 [1]

Total revenues and gains	$1,769	$898	$2,744	$1,666

Net operating income
Property	264	222	492	436
Power generation	122	71	263	145
Funds management	104	65	168	119
Investment income and other	58	77	90	102

	548	435	1,013	802
Expenses
Interest expense	235	153	434	300
Current income taxes	30	16	46	24
Other operating costs	20	13	47	31
Minority share of net income before the following	78	100	161	174

	185	153	325	273
Equity accounted income from investments	73	95	176	191
Gain on reorganization of Falconbridge	565	—	565	—
Depreciation and amortization	(92)	(56)	(169)	(112)
Future income taxes and other provisions	(151)	(42)	(180)	(86)
Minority share of the foregoing items	30	40	58	69

Net income	$610	$190	$775	$335

Net income per common share
Diluted	$2.26	$0.71	$2.85	$1.24
Basic	$2.31	$0.71	$2.92	$1.25

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

UNAUDITED	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2005	2004 [1]	2005	2004 [1]

Retained earnings, beginning of period	$2,057	$1,656	$1,944	$1,559
Net income	610	190	775	335
Shareholder distributions — Preferred equity	(9)	(5)	(17)	(11)
— Common equity	(38)	(34)	(75)	(67)
Amount paid in excess of the book value of common shares purchased for cancellation	—	(1)	(7)	(10)

Retained earnings, end of period	$2,620	$1,806	$2,620	$1,806

1	Certain comparative information has been reclassified due to adoption of amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3861, “Financial Instruments — Disclosure and Presentation”
See accompanying notes to financial statements

Q2/2005 INTERIM REPORT	25

CONSOLIDATED STATEMENT OF CASH FLOWS

UNAUDITED	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2005	2004 [1]	2005	2004 [1]

Operating activities
Net income	$610	$190	$775	$335
Adjusted for the following non-cash items
Depreciation and amortization	92	56	169	112
Future income taxes and other provisions	151	42	180	86
Gain on reorganization of Falconbridge	(565)	—	(565)	—
Minority share of non-cash items	(30)	(40)	(58)	(69)
Excess of equity income over dividends received	(29)	(79)	(116)	(159)

	229	169	385	305
Net change in non-cash working capital balances and other	(70)	(88)	59	(16)

	159	81	444	289

Financing activities
Corporate borrowings, net of repayments	193	—	166	(1)
Property specific mortgages, net of repayments	588	(45)	701	181
Other debt of subsidiaries, net of repayments	136	146	56	176
Capital provided by non-controlling interests	263	—	263	—
Preferred equity of subsidiaries issued	—	143	—	143
Common shares and equivalents repurchased	(1)	(2)	(12)	(19)
Common shares of subsidiaries repurchased, net	(14)	(13)	(45)	(17)
Special dividend distributed to minority	—	(140)	—	(140)
Undistributed minority share of cash flow	51	72	91	122
Shareholder distributions	(48)	(39)	(92)	(78)

	1,168	122	1,128	367

Investing activities
Investment in or sale of operating assets, net
Property	(138)	(93)	(263)	(328)
Power generation	(144)	(33)	(241)	(91)
Funds management	(939)	86	(910)	(155)
Securities	24	(107)	112	(35)

	(1,197)	(147)	(1,302)	(609)

Cash and cash equivalents
Increase	130	56	270	47
Balance, beginning of period	544	373	404	382

Balance, end of period	$674	$429	$674	$429

1	Certain comparative information has been reclassified due to adoption of amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3861, “Financial Instruments — Disclosure and Presentation”
See accompanying notes to financial statements

26	Brascan Corporation

CONSOLIDATED BALANCE SHEET

		(UNAUDITED)
		June 30		December 31
US$ MILLIONS		2005		2004 [1]

Assets
Cash and cash equivalents		$674		$404
Securities		1,731		996
Accounts receivable and other		3,199		1,551
Property, plant and equipment
Property		9,767		8,839
Power generation		3,520		3,048
Funds management
Securities	$4,292		$3,751
Loans and notes receivable	407		900
Timberlands	898		87
Other	391		431

		5,988		5,169

		$24,879		$20,007

Liabilities and Shareholders’ Interests
Liabilities
Non-recourse borrowings
Property specific mortgages		$7,865		$6,045
Other debt of subsidiaries		2,544		2,373
Corporate borrowings		1,832		1,675
Accounts payable and other liabilities		4,576		2,719
Capital securities		1,513		1,548
Shareholders’ interests
Minority interests of others in assets		2,087		1,780
Preferred equity		590		590
Common equity		3,872		3,277

		$24,879		$20,007

1	Certain comparative information has been reclassified due to adoption of amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3861, “Financial Instruments — Disclosure and Presentation”
See accompanying notes to financial statements

Q2/2005 INTERIM REPORT	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

1. Summary of Accounting Policies
The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brascan Corporation (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies, described in Note 2.
     The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).
     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
2. Changes in Accounting Policies
Consolidation of Variable Interest Entities, AcG 15
Effective January 1, 2005, the company implemented the new Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15) without restatement of prior periods. AcG 15 provides guidance for applying the principles in handbook section 1590, “Subsidiaries”, to those entities (defined as Variable Interest Entities (“VIEs”)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses and/or expected residual returns. There was no impact to common equity as a result of implementing the new guidelines.
     The major entity that was consolidated as a result of AcG 15 was our 75% equity interest in Louisiana HydroElectric. The following table shows the balances related to Louisiana HydroElectric as at June 30, 2005 and December 31, 2004, and for the three months ended June 30, 2005 and 2004.

	Book Value
	June 30	December 31, 2004
US$ MILLIONS	2005	Restated	Actual

	(UNAUDITED)	(UNAUDITED)
Assets
Cash and financial assets	$109	$52	$—
Accounts receivables and other	494	566	—
Power generation	505	516	244

	1,108	1,134	244

Liabilities
Property specific mortgages	633	636	—
Accounts payable and other liabilities	164	210	—
Minority interests of others in assets	51	44	—

Net assets	$260	$244	$244

	Three months ended
	June 30	June 30, 2004
US$ MILLIONS	2005	Restated	Actual

	(UNAUDITED)	(UNAUDITED)
Net operating income
Power generation	$45	$44	$13
Expenses
Property specific mortgages	22	22	—
Minority share of net income before the following	6	6	—

	17	17	13
Depreciation, amortization and non-cash taxes	(11)	(5)	—
Minority share of the foregoing items	3	1	—

Net income	$9	$13	$13

28	Brascan Corporation

Liabilities and Equity, CICA Handbook Section 3861
Effective January 1, 2005, the company adopted the amendment to CICA handbook section 3861, Financial Instruments: Disclosure and Presentation with retroactive restatement of prior periods. The amendment requires certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. As a result, certain of the company’s preferred shares and securities that were previously included in equity were reclassified as liabilities under the caption “Capital Securities”. Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004. Similar reclassifications were adopted for the preferred equity securities issued by the company’s subsidiaries. The retroactive adoption of this amendment resulted in a cumulative adjustment to opening retained earnings at January 1, 2004 of $111 million representing the sum of the capital securities issue costs, net of amortization, and the cumulative impact to that date of changes in the U.S. dollar equivalent of Canadian denominated capital securities. Net income attributable to common shares for the year ended December 31, 2004 will be reduced reflecting the foregoing items by $93 million. The impact on net income attributable to common shares for the six months ended June 30, 2005 was $nil (2004 — $14 million).
3. Acquisitions
During the quarter the company completed the acquisition of Weyerhaeuser’s Canadian west coast timberlands for an aggregate purchase price of $775 million. The acquisition included approximately 600,000 acres of freehold timberlands and 35,000 acres of residential development lands for $655 million and $120 million, respectively. Brascan holds a 50% interest in these assets and the 50% ownership held by institutional investors is reflected in minority interests of others in assets.
     In connection with the timberland agreement, the company also acquired a direct interest in 3.6 million cubic meters of annual crown harvest rights, along with associated sawmills and remanufacturing facilities for approximately $175 million, including working capital.
     During the quarter the company, along with a 50% partner, completed the acquisition of a 610 megawatt hydroelectric generating facility located in New England for approximately $92 million. The company also completed the acquisition of two hydroelectric generating stations totalling 48 megawatts for $42 million. These facilities are located in Pennsylvania and Maryland.
4. Investment in Falconbridge
During the quarter there was a substantial reorganization of Falconbridge, included in funds management securities, which involved the repurchase by Falconbridge (formerly Noranda) of approximately 64 million common shares in exchange for $1.25 billion of preferred shares and the subsequent issuance of 135 million shares to minority shareholders of Falconbridge to effect the privatization.
     As a result, Brascan received $950 million retractable preferred shares, which are included in securities as at June 30, 2005, in exchange for 48 million common shares and the company’s common share interest in Falconbridge decreased to 20% from 42%. The exchange and subsequent dilution also resulted in a gain of $463 million, which is net of an associated tax provision of $102 million.
5. Guarantees and Commitments
In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
6. Common Equity
The company’s common equity is comprised of the following:

	(UNAUDITED)
	June 30	December 31
US$ MILLIONS	2005	2004

Convertible notes	$9	$11
Class A and B common shares	1,244	1,226
Retained earnings	2,620	1,944
Cumulative translation adjustment	(1)	96

Common equity	$3,872	$3,277

SHARES OUTSTANDING (MILLIONS)
Class A and Class B common shares issued	260.2	258.7
Unexercised options	13.4	12.2
Reserved for conversion of subordinated notes	0.7	0.8

Total fully diluted common shares	274.3	271.7

Q2/2005 INTERIM REPORT	29

7. Stock-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.
     Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date.
     During the first six months of 2005, the company granted 2.5 million stock options at an exercise price of C$45.94 per share, which was equal to the market price at the close of business on the day prior to the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term,12% volatility, a weighted average expected dividend yield of 1.5% annually and an interest rate of 3.9%.
8. Future Income Taxes and Other Provisions
The following table provides a breakdown of future income taxes and other provisions:

UNAUDITED	Three Months Ended		Six Months Ended
PERIOD ENDED JUNE 30 (US$ MILLIONS)	2005	2004	2005	2004
Future income taxes	$83	$46	$120	$86
Other provisions, net of taxes	68	—	60	—

	$151	$46	$180	$86

9. Segmented and Other Information
Revenue and assets by geographic segments are as follows:

	Three Months Ended	Six Months Ended		Three Months Ended	Six Months Ended
UNAUDITED	June 30, 2005	June 30, 2005	June 30, 2005	June 30, 2004	June 30, 2004	Dec. 31, 2004
US$ MILLIONS	Revenue	Revenue	Assets	Revenue	Revenue	Assets

United States	$1,182	$1,737	$13,336	$541	$962	$9,943
Canada	375	695	7,267	254	519	6,729
International	212	312	4,276	103	185	3,335

Revenue	$1,769	$2,744	$24,879	$898	$1,666	$20,007

Revenue, net income and assets by reportable segments are as follows:

	Operations								Assets
	Three months ended		Three months ended		Six months ended		Six months ended		June 30	Dec. 31
	June 30, 2005		June 30, 2004		June 30, 2005		June 30, 2004		2005	2004
UNAUDITED		Net		Net		Net		Net
US$ MILLIONS	Revenue	Income	Revenue	Income	Revenue	Income	Revenue	Income

Property
Commercial properties	$305	$179	$259	$169	$585	$351	$539	$351	$7,826	$7,020
Residential properties	370	81	282	48	611	130	481	77	1,037	818
Development properties	3	—	—	—	3	—	—	—	857	950
Property services	40	4	34	5	90	11	60	8	47	51
Power generation	209	122	130	71	443	263	265	145	3,520	3,048
Funds management	203	177	116	160	324	344	219	310	5,988	5,169

	1,130	563	821	453	2,056	1,099	1,564	891	19,275	17,056
Financial assets and other	639	623	77	77	688	655	102	102	5,604	2,951

	$1,769	1,186	$898	530	$2,744	1,754	$1,666	993	$24,879	$20,007

Cash interest and other cash expenses		363		282		688		529
Depreciation, taxes and other non-cash items		213		58		291		129

Net income from continuing operations		$610		$190		$775		$335

Cash taxes paid for the six month period were $49 million (2004 — $28 million) and are included in other cash expenses. Cash interest paid totalled $463 million (2004 — $292 million).

30	Brascan Corporation

SHAREHOLDER INFORMATION

Stock Exchange Listings	Outstanding at June 30,2005	Symbol	Stock Exchange

Class A and B Common Shares [1]	260,221,264	BNN / BNN.A	New York / Toronto
Unexercised options	13,419,325
Reserved for conversion of subordinated notes	637,600
Class A Preference Shares
Series 2	10,465,100	BNN.PR.B	Toronto
Series 3	1,171	BNN.PR.F	Toronto Venture
Series 4	2,800,000	BNN.PR.C	Toronto
Series 8	1,049,792	BNN.PR.E	Toronto
Series 9	2,950,208	BNN.PR.G	Toronto
Series 10	10,000,000	BNN.PR.H	Toronto
Series 11	4,032,401	BNN.PR.I	Toronto
Series 12	7,000,000	BNN.PR.J	Toronto
Series 13	9,999,000	BNN.PR.K	Toronto
Series 14	665,000	BNN.PR.L	Toronto
Preferred Securities
Due 2050	5,000,000	BNN.PR.S	Toronto
Due 2051	5,000,000	BNN.PR.T	Toronto

1	Includes 85,120 Class B Common shares that are not listed

Dividend Record and Payment Dates	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May August and November
Class A Preference Shares [1]
Series 2,4,10,11,12 and 13	15th day of March, June September and December	Last day of March, June, September and December
Series 3	Second Wednesday of each month	Thursday following second Wednesday of each month
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
Preferred Securities [2]	15th day of March, June September and December	Last day of March, June September and December

1	All dividends are subject to declaration by the company’s Board of Directors

2	These securities pay interest on a quarterly basis
Dividend Reinvestment Plan

Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A common shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.
The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company’s Head Office or from its web site.
Communications

We endeavour to keep our shareholders informed of our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brascan maintains a web site that provides summary information on the company and ready access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information.
We maintain an investor relations program to respond to enquiries in a timely manner. Management meets as requested with investment analysts, financial advisors and investors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company’s financial results. We also endeavour to ensure that the media are kept informed of developments as they occur.

Q2/2005 INTERIM REPORT	31

Shareholder Enquiries

Shareholder enquiries should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at the Head Office:

Toronto:		New York:
Suite 300,181 Bay Street		Three World Financial Center
BCE Place, P.O. Box 762		11th Floor, 200 Vesey Street
Toronto, Ontario M5J 2T3		New York, New York 10281-1021
Telephone:	416-363-9491	Telephone:	212-417-7000
Facsimile:	416-363-2856	Facsimile:	212-417-7196

Web Site:	www.brascancorp.com
e-mail:	enquiries@brascancorp.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825
(Toll free in Canada and U.S.A.)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com
e-mail:	inquiries@cibcmellon.com
Brascan Corporation is a global asset manager focussed on property, power and infrastructure assets.
With $40 billion of assets under management, the company owns 70 premier office properties and over 130 power generating plants. The company is inter-listed on the New York and Toronto stock exchanges under the symbols BNN and BNN.LV.A, respectively.